UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-38228

Maxar Technologies Ltd.

(Exact Name of Registrant as specified in its charter)

One Embarcadero Center, Suite 500

San Francisco, California 94111

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

SUBMITTED HEREWITH

Exhibit No.

10.1	Restated Credit Agreement, dated as of October 5, 2017, among MacDonald, Dettwiler and Associates Ltd., the lenders party thereto and Royal Bank of Canada, as administrative agent.

99.1	Material change report of Maxar Technologies, Ltd. dated October 13, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXAR TECHNOLOGIES LTD.

Date: October 16, 2017	By:	/s/ Michelle Kley
Name: Michelle Kley
Title: Senior Vice President, General Counsel and Corporate Secretary